Exhibit 2

For Immediate Release	3 June 2019

WPP PLC (“WPP”)

Voting rights and Capital 31 May 2019

WPP confirms that its capital consists of 1,332,689,352 ordinary shares with voting rights.

WPP holds 70,799,200 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,261,890,152 shares.

The figure 1,261,890,152 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, WPP under the FCA’s Disclosure and Transparency Rules.

Contact:

Chris Wade, WPP +44(0) 20 7282 4600 Richard Oldworth, Buchanan Communications +44 (0)7710 130634

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